





VF2-17-05

U|
SECURITIES AN   05035757
Wash.

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response......12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 32983

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____01/01/04_____ AND ENDING 12/31/04
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OXBRIDGE, LLC

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

420 LEXINGTON AVENUE, SUITE 1425

(No. and Street)

NEW YORK,   NEW YORK   10170-0002

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
            FREDERICK L. GORSETMAN   (212) 661-4700

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GREENE, ARNOLD G., CPA

(Name – *if individual, state last, first, middle name*)

866 UNITED NATIONS PLAZA, NEW YORK, N.Y.   10017

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED

FEB 22 2005

THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _____ FREDERICK L. GORSETMAN _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

_____ OXBRIDGE, LLC _____ , as

of _____ DECEMBER 31 _____ , 20 04 ____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
                              Signature

MEMBER MANAGING DIRECTOR
_____
                                Title

_____
          Notary Public

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in Financial Condition. (CASH FLOWS)
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OXBRIDGE, LLC

R E P O R T

FORM X-17A-5

FOR THE YEAR ENDED

DECEMBER 31, 2004

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT

OXBRIDGE, LLC

CONTENTS

DECEMBER 31, 2004

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT

ARNOLD G. GREENE

CERTIFIED PUBLIC ACCOUNTANT
866 UNITED NATIONS PLAZA
NEW YORK, N.Y. 10017

—

(212) 751-6910
FAX (212) 751-6911

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and
    Members of

OXBRIDGE, LLC

I have audited the accompanying statement of financial condition of Oxbridge, LLC as of December 31, 2004, and the related statements of income and expense, changes in members' capital, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Oxbridge, LLC as of December 31, 2004, and the results of its operations and cash flows for the year then ended in conformity with generally accepted accounting principles, on a basis consistent with that of the preceding year.

Also, I have examined the supplementary schedules on pages 6 and 7 and, in my opinion, they present fairly the information included therein in conformity with the rules of the Securities and Exchange Commission.

February 4, 2005

OXBRIDGE, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2004

ASSETS

Current assets:

Cash	$ 16,159
Total current assets	16,159
Property, furniture and equipment (less accumulated depreciation of $12,795)	1,299
Total assets	$ 17,458

LIABILITIES AND MEMBERS' CAPITAL

Current liabilities:

Accounts payable and accrued expenses		$ 3,500
Total liabilities		3,500
Members' capital:		
Members' capital	$ 13,958	
Total Members' capital		13,958
Total liabilities and members' capital		$ 17,458

See notes to financial statements.

2

OXBRIDGE, LLC

STATEMENT OF INCOME AND EXPENSE

FOR THE YEAR ENDED DECEMBER 31, 2004

Revenues:

Consulting fees		$ 331,247
Interest income		45
Total revenue		**331,292**

Expenses:

Consulting	$321,550	
Registrations and assessments	1,170	
Other expenses	7,676	
Total expenses		**330,396**

Income (loss) before federal income tax	896
Less: Federal income tax	-0-
Net income	**$ 896**

See notes to financial statements.

3

OXBRIDGE, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2004

Resources provided:

Net income	$ 896
Depreciation	1,500
Increase in accrued expense	421
Total resources provided	2,817
Resources applied:	-0-
Increase	2,817
Cash - January 1, 2004	13,342
Cash - December 31, 2004	$16,159

See notes to financial statements.

4

OXBRIDGE, LLC

STATEMENT OF CHANGES IN MEMBERS' CAPITAL

FOR THE YEAR ENDED DECEMBER 31, 2004

Members' capital, January 1, 2004	$ 13,062
Add: Net income	896
Members' capital, December 31, 2004	**$ 13,958**

STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

FOR THE YEAR ENDED DECEMBER 31, 2004

Balance, January 1, 2004	$ -0-
Increases and (decreases)	-0-
Balance, December 31, 2004	**$ -0-**

See notes to financial statements.

5

OXBRIDGE, LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2004

1. ORGANIZATION AND DESCRIPTION OF BUSINESS:

Oxbridge, LLC (the "Company"), a New York Limited Liability Company, operates as an investment banker providing capital creation and financial advisory services to various clients in the United States. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and the National Association of Securities Dealers, Inc. Through December 31, 2004 the Company did not carry or hold securities for customers.

2. SIGNIFICANT ACCOUNTING POLICIES:

The Company recognized fee income for advisory services provided to clients, Advisory services are on a contractual basis, with the fee stipulated in the contract. Advisory fee revenue is recognized when services provided are substantially completed.

These financial statements have been prepared in conformity with generally accepted accounting principles which require the use of estimates by management.

3. INCOME TAXES:

The Company became a Limited Liability Company on January 4, 2001. No provision for federal income tax has been made, as the company is an LLC and is not liable for Federal Income taxes. Equipment is stated at cost, less accumulated depreciation. Depreciation is calculated using the Modified Accelerated Cost Recovery System (MACRS).

4. NET CAPITAL REQUIREMENTS:

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1. The rule requires that the Company maintain minimum net capital, as defined, of 6-2/3% of aggregate indebtedness, as defined, or $5,000, whichever is greater. Net capital as reported on page 8 of this audited Form X-17A-5 indicates net capital of $12,659. In January 2005, the Company filed part IIA of Form X-17A-5 (unaudited) and reported the same net capital of $12,659.

6

NOTES TO FINANACIAL STATEMENTS (CONTINUED)

5.   **RELATED PARTY:**

Pursuant to a verbal agreement between the Company and Mettle, LLC, whose managing member is a member of the Company, the Company was provided with office space at no cost to the Company.

7

OXBRIDGE, LLC

COMPUTATION OF NET CAPITAL

DECEMBER 31, 2004

Members' capital		$ 13,958
Less: non-allowable assets		1,299
Net capital before haircuts		12,659
Less: haircuts on securities		-0-
Net capital		**12,659**

Greater of:

Minimum dollar net capital required	$5,000	
or		
Minimum net capital required: (6.67% of aggregate indebtedness $3,500)	$ 233	5,000
Excess net capital		**$ 7,659**

AGGREGATE INDEBTEDNESS

Accounts payable and accrued expenses, etc.	$ 3,500
Percentage of aggregate indebtedness to net capital	28%

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT
866 UNITED NATIONS PLAZA
NEW YORK, N.Y. 10017

—

(212) 751-6910
FAX (212) 751-6911

<u>ACCOUNTANT'S REPORT ON INTERNAL ACCOUNTING CONTROL</u>

To the Board of Directors and Members' of

OXBRIDGE, LLC

I have examined the financial statements of Oxbridge, LLC for the year ended December 31, 2004 and have issued my report thereon dated February 4, 2005. As part of the examination, I made a study and evaluation of the system on internal accounting control to the extent I considered necessary to evaluate the system required by the generally accepted auditing standards and Rule 17A-5 of the Securities and Exchange Commission. This study and evaluation included the accounting system, the procedures of safeguarding securities, and the practices and procedures followed by the client (I) in making the periodic computations of aggregate indebtedness and net capital under Rule 17A-3 (a) (11), the broker is exempt from compliance with Rule 15c3-3, and was in compliance with the conditions of the exemption, and no facts came to my attention indicating that such conditions had not been complied with during the year (ii) the broker does not maintain customer accounts nor handle securities, and I have reviewed the broker's practices for safeguarding securities that may be received by the broker for transmittal to a clearing organization. Rule 17A-5 states that the scope of the study and evaluation should be sufficient to provide reasonable assurance that any material weakness existing at the date of my examination would be disclosed. Under generally accepted auditing standards and Rule 17A-5, the purpose of such study and evaluation are to establish a basis for reliance thereon in procedures necessary for expressing an opinion of the internal accounting control.

The objective of internal accounting control is to provide reasonable, but not absolute, assurance concerning the safeguarding of assets against loss from unauthorized use or disposition and concerning the reliability of financial statements and maintaining accountability for assets. The concept of reasonable assurance recognized that the cost of a system of internal accounting control should not exceed the benefits derived and also recognizes that the evaluation of these factors necessarily requires estimated and judgments by management. However, for the purposes of this report under Rule 17A-5, the determination of weakness to be reported was made without considering the practicability of corrective action by management within the framework of a cost/benefit relationship.

9

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, errors can result from misunderstanding of instructions, mistakes of judgment, carelessness, or other personal factors. Control procedures whose effectiveness depends on segregation of duties can be circumvented intentionally by management either with respect to the execution and recording of transactions or with respect to the estimates, projection or any evaluation of internal accounting control to future periods is subject to the risk that the procedures may become inadequate because of changes in conditions or that the degree of compliance with the procedures may deteriorate.

My study and evaluation of the system of internal accounting control for the year ended December 31, 2004 which was made for the purposes set forth in the first paragraph above and would not necessarily disclose all weaknesses in the system that my have existed during the period, disclosed no weaknesses that I believe to be material.

February 4, 2005

10

ARNOLD G. GREENE

CERTIFIED PUBLIC ACCOUNTANT